                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO


  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934
                               (Amendment No. 2)


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                           UNITED PARCEL SERVICE, INC.
                       (Name of Subject Company (issuer))

                           UNITED PARCEL SERVICE, INC.
                        (Name of Filing Person (offeror))

                CLASS A-1 COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                    911312304
                      (CUSIP Number of Class of Securities)

                             JOSEPH R. MODEROW, ESQ.
                       SENIOR VICE PRESIDENT AND SECRETARY
                           UNITED PARCEL SERVICE, INC.
                             55 GLENLAKE PARKWAY, NE
                             ATLANTA, GEORGIA 30328
                                 (404) 828-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   COPIES TO:


            JOHN F. OLSON, ESQ.                   JEFFREY L. SCHULTE                      JEFFREY SMALL, ESQ.
        GIBSON, DUNN & CRUTCHER LLP          MORRIS, MANNING & MARTIN L.L.P.            DAVIS POLK & WARDWELL
        1050 CONNECTICUT AVE., N.W.       3343 PEACHTREE ROAD, N.E., SUITE 1600           450 LEXINGTON AVE.
          WASHINGTON, D.C. 20036                 ATLANTA, GA 30326                     NEW YORK, NEW YORK 10017
              (202) 955-8500                      (404) 233-7000                             (212) 450-4000

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                            CALCULATION OF FILING FEE


===============================================================================
      TRANSACTION VALUATION*                           AMOUNT OF FILING FEE*
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        $6,053,596,620.00                                  $1,210,719.32
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*    Amount previously paid.


* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 100,893,277 shares of class A-1 common stock are purchased for $60.00 per share.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
Amount Previously Paid: $1,210,719.32 Filing Party: United Parcel Service, Inc. Form or Registration No.: Schedule TO: File No. 005-57699
Date Filed: February 4, 2000

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


    Check the appropriate boxes to designate any transactions to which this statement relates:


    [ ]  third party tender offer                [ ]  going-private transaction
         subject to Rule 14d-1                        subject to Rule 13e-3

    [X]  issuer tender offer                     [ ]  amendment to Schedule 13D
         subject to Rule 13e-4                        under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]



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          This amendment no. 2 to issuer tender offer statement on Schedule TO relates to an offer by United Parcel Service, Inc., a Delaware corporation, to purchase, upon the terms and subject to the conditions contained in the offer to purchase, dated February 4, 2000 and the accompanying letters of transmittal (which together constitute the "offer" and are filed as Exhibit (a)(1) to this Schedule TO) up to 100,893,277 shares of United Parcel Service, Inc.'s class A-1 common stock, par value $0.01 per share, at a price of $60.00 per share, net to the seller in cash.



ITEM 1.        SUMMARY TERM SHEET

         Item 1 is hereby amended and supplemented as follows:

         In the offer to purchase, the Company indicated that management encourages class A shareowners to participate in the offer, but no shareowner is required to tender any shares. The following language is hereby added to the "QUESTIONS AND ANSWERS" and "INTRODUCTION" sections of the offer to purchase immediately following the language discussed in the previous sentence:

         "Decisions concerning tendering should only be made based on your particular financial considerations and following consultation with a tax advisor regarding the tax treatment of tendering shares. Management encourages participation in the offer to clarify to you that tendering shares in the offer should be viewed as a one-time opportunity to sell shares which is not inconsistent with our culture which discourages our employees from selling their shares."

ITEM 4.        TERMS OF THE TRANSACTION

          Item 4 is hereby amended and supplemented as follows:

         The following language is hereby deleted from the first paragraph under "THE OFFER -- Conditions of the Offer" contained in the offer to purchase:

         "there shall have occurred or be likely to occur any event that, in our judgment, would or might prohibit, prevent, restrict or delay consummation of the offer or otherwise result in the consummation of the offer not being, or not being reasonably likely to be, in the best interests of us and our subsidiaries as a whole;."

         The final paragraph under "THE OFFER -- Conditions of the Offer" contained in the offer to purchase is hereby deleted in its entirety and replaced with the following language:

         "The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the time we accept shares for payment. We may waive them, in whole or in part, at any time and from time to time prior to the time we accept shares for payment, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 5 will be final and binding upon all persons."


ITEM 11.       ADDITIONAL INFORMATION

          Item 11 is hereby amended and supplemented as follows:


         (a)(2) The Quebec Securities Commission informed the Company that it would be exempt from complying with issuer bid legislation in Quebec, Canada on the condition that the shareowners receive a summary of the terms of the Offer prepared in the French language. The full text of this summary translated into English is set forth in Exhibit (a)(5)(iii) and is incorporated herein by reference.


          On February 21, 2000 the Belgian Commission Bancaire et Financiere informed the Company that it had reviewed and approved supplemental offering materials to be provided to Belgian shareowners in accordance with Belgian law. This material consists of a Belgian addendum to the offer to purchase. The full text of the Belgian Addendum is set forth in Exhibit (a)(5)(iv) and is incorporated herein by reference.



AMENDMENTS RELATING TO FORWARD-LOOKING STATEMENTS

         In the offer to purchase and exhibit (a)(5)(i), the press release issued by the Company on February 4, 2000, we inappropriately referred to
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

         The offer to purchase is hereby amended and supplemented as follows:

         The language in the offer to purchase under "INTRODUCTION -- FORWARD-LOOKING INFORMATION" is hereby deleted in its entirety.

         Exhibit (a)(5)(i) is hereby amended and supplemented as follows:

         The final paragraph of this exhibit is hereby deleted.


ITEM 12.       EXHIBITS.


Item 12 hereby is amended and restated as follows:

        (a)(1)     --   Offer to Purchase, dated February 4, 2000, and Forms of
                        Letters of Transmittal and instructions.
        (a)(2)     --   Letter to Shareowners from James P. Kelly, Chairman of
                        the Board and Chief Executive Officer of UPS, dated
                        February 4, 2000.
        (a)(5)(i)  --   Press release issued by UPS on February 4, 2000.
        (a)(5)(ii) --   Summary Advertisement published in the
                        Wall Street Journal on February 4, 2000.
       *(a)(5)(iii)--   English language translation of French language summary
                        of Offer to Purchase for Shareowners in Quebec, Canada,
                        dated February 22, 2000.
       *(a)(5)(iv) --   Belgian Addendum to US Offer to Purchase, dated
                        February 22, 2000.
        (b)        --   None.
        (d)        --   None.
        (g)(i)     --   UPS Internal Communication Materials.
        (g)(ii)    --   Presentation Materials.
        (g)(iii)   --   UPS Internal Communication Materials,
                        dated February 8, 2000.
        (h)        --   None.

       * Filed herewith.

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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. To the best of my knowledge and belief, I certify that the attached exhibit
(a)(5)(iii) is a fair and accurate translation.



                                             UNITED PARCEL SERVICE, INC.




                                             By: /s/ Joseph R. Moderow
                                                -------------------------------
                                                       Joseph R. Moderow
                                                   Senior Vice President and
                                                           Secretary


Dated: February 22, 2000